Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

26 April 2024

Commission file number: 001-10306

Form 6-K

NatWest Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and sustainability-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: implementation of NatWest Group’s strategy (including in relation to:, cost-controlling measures, the Commercial & Institutional segment and achieving a number of various targets within the relevant timeframe); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promoter Score; employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to GDP growth, inflation and interest rates, political uncertainty and instability, supply chain disruption and geopolitical tensions and armed conflict); changes in foreign currency exchange rates; uncertainty regarding the effects of Brexit; and HM Treasury’s ownership as the largest shareholder of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group’s strategy; future acquisitions and divestments (including the phased withdrawal from ROI), and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital and MREL; reductions in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate-related and sustainability-related risks; both the execution and reputational risk relating to NatWest Group’s climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; the failure to implement climate change resilient governance, systems, controls and procedures; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; increasing anti-greenwashing regulations; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk; and reductions in ESG ratings); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits).

NatWest Group - Form 6-K Q1 Results 2024	2

Forward-looking statements continued

Climate and sustainability-related disclosures

Climate and sustainability-related disclosures in this document are not measures within the scope of International Financial Reporting Standards (‘IFRS’), use a greater number and level of judgments, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgments, assumptions and estimates are highly likely to change materially over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, net zero strategy, including the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and sustainability-related measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and sustainability-related metrics. As a result, we expect that certain climate and sustainability-related disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled ‘Climate-related and other forward-looking statements and metrics’ of the NatWest Group 2023 Climate-related Disclosures Report.

Cautionary statement regarding Non-IFRS financial measures and APMs

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS (‘Non-IFRS’) and/or alternative performance measures (‘APMs’) as defined in European Securities and Markets Authority (‘ESMA’) guidelines. Non-IFRS measures and APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

NatWest Group - Form 6-K Q1 Results 2024	3

Introduction

Presentation of information

Unless otherwise specified herein, ‘Parent company’ refers to NatWest Group plc, and ‘NatWest Group’, ‘Group’ or ‘we’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH Limited’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWM N.V. Group’ refers to NatWest Markets N.V. and its subsidiary and associated undertakings The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC. The term ‘RBSI Ltd’ refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling (‘GBP’), respectively, and references to ‘pence’ represent pence where amounts are denominated in pounds sterling. Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

To aid readability, this document contains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Any information contained on websites linked or reports referenced in this interim results report for the three month period ended 31 March 2024 on Form 6-K is for information only and will not be deemed to be incorporated by reference herein.

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority guidance or non-GAAP financial measures in accordance with SEC regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and should not be considered in isolation. A reconciliation to the closest IFRS measure is presented where appropriate. For details of the basis of preparation and reconciliation where appropriate refer to appendix ‘Non-IFRS financial measures’ on page 37.

NatWest Group - Form 6-K Q1 Results 2024	4

NatWest Group - Form 6-K Q1 Results 2024	5

Q1 2024 performance summary

Chief Executive, Paul Thwaite, commented:

“NatWest Group has delivered a strong set of results for the first quarter - with an operating profit of £1.3 billion - as we remain focused on the priorities we set out in February, which will help us shape the future of this bank.

Our performance is grounded in the vital role we play in the economy and in the lives of our 19 million customers. Though macro-uncertainty continues, customer confidence and activity is improving, with both lending(1) and deposits up in the quarter, and impairments remaining low, reflecting our well-diversified business.

We are ambitious for this bank, and by succeeding for our customers, we will succeed for our shareholders. Our first priority is delivering disciplined growth across our three businesses by serving our customers well. At the same time, we are becoming simpler, more productive and easier to deal with. As a result, we aim to generate returns that allow us to support our customers, invest in our business and deliver attractive distributions to shareholders.

We are also pleased with the recent momentum in the reduction of HM Treasury’s stake in the bank. Returning NatWest Group to private ownership is a shared ambition and we believe it is in the best interests of both the bank and all our shareholders.”

Strong Q1 2024 performance

–	Q1 2024 attributable profit of £918 million and a return on equity of 9.8%. Return on tangible equity (RoTE) was 14.2%.
–	Total income of £3,475 million was £62 million, or 1.8%, lower compared with Q4 2023 and £401 million, or 10.3%, lower compared with Q1 2023. Total income excluding notable items was £3,414 million. The reduction of £28 million, or 0.8%, compared with Q4 2023, was due to the impact of one day fewer, with mortgage margin pressure largely offset by higher markets income in Commercial & Institutional, and £406 million lower than Q1 2023 principally reflecting lower deposit balances and mix changes, and lending margin pressure.
–	Net interest margin (NIM) of 2.05% was 6 basis points higher than Q4 2023 principally reflecting notable items and changes within central items, while NIM across the three businesses was stable.
–	Operating expenses of £2,052 million were £102 million, or 4.7%, lower than Q4 2023 and £64 million, or 3.2%, higher compared with Q1 2023. Other operating expenses were broadly stable compared with Q4 2023 (£13 million lower), and £96 million, or 5.0%, higher than Q1 2023 principally reflecting the Bank of England Levy and increased staff costs due to inflation and severance costs, partially offset by ongoing simplification of our business and lower costs in relation to our withdrawal from the Republic of Ireland.
–	A net impairment charge of £93 million, or 10 basis points of gross customer loans, principally reflected the continued strong performance of our lending book. Levels of default remain stable and at low levels across the portfolio.

Robust balance sheet with strong capital and liquidity levels

–	Net loans to customers of £378.0 billion decreased by £3.4 billion, or 0.9%, during Q1 2024. Net loans to customers excluding central items increased by £1.4 billion, or 0.4% in the quarter, to £357.0 billion primarily reflecting growth in Corporate & Institutions partially offset by increased mortgage redemptions in the quarter within Retail Banking.

–	Up to 31 March 2024 we have provided £68.5 billion of our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.

–	Customer deposits of £432.8 billion were £1.4 billion, or 0.3% higher than Q4 2023. Customer deposits excluding central items increased by £0.9 billion, or 0.2%, in the quarter primarily reflecting growth of £2.0 billion in Retail Banking partially offset by a £1.2 billion reduction in Commercial & Institutional due to active management of our commercial deposits and reduced liquidity in the market. Term balances now account for 17% of our book, up from 16% at the end of 2023.

–	The loan:deposit ratio (LDR) was 87% at Q1 2024. The LDR (excl. repos and reverse repos) was 84% at Q1 2024, with customer deposits exceeding net loans to customers by around £66 billion.

–	The liquidity coverage ratio (LCR) of 151%, representing £53.8 billion headroom above 100% minimum requirement, increased by 7 percentage points compared with Q4 2023 primarily due to increased issuance and customer deposits coupled with the replacement of the Cash Ratio Deposit scheme with a Bank of England Levy.

–	Net asset value per share increased by 11 pence in the quarter to 389 pence. TNAV per share increased by 10 pence in the quarter to 302 pence primarily reflecting the attributable profit for the period.

Shareholder return supported strong capital generation

–	Common Equity Tier (CET1) ratio of 13.5% was 10 basis points higher than Q4 2023 as the attributable profit for the quarter, c.50 basis points, was largely offset by a £3.3 billion increase in RWAs, c.25 basis points, and a £367 million ordinary dividend deduction, c.20 basis points.

–	RWAs increased by £3.3 billion in the quarter to £186.3 billion largely reflecting a £1.6 billion increase associated with the annual update to operational risk and lending growth within Commercial & Institutional.

Outlook (2)

–	We retain the outlook guidance provided in the 2023 Annual Report and Accounts with the exception of full year 2024 Group operating costs (excluding litigation and conduct costs) which is now expected to be broadly stable compared with 2023 excluding around £0.1 billion increase in bank levies.

(1)	Loans to customers excluding central items.
(2)	The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors in the 2023 Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

NatWest Group - Form 6-K Q1 Results 2024	6

Business performance summary

	Quarter ended
	31 March	31 December	31 March
	2024	2023	2023
Summary consolidated income statement	£m	£m	£m
Net interest income	2,651	2,638	2,902
Non-interest income	824	899	974
Total income	3,475	3,537	3,876
Litigation and conduct costs	(24)	(113)	(56)
Other operating expenses	(2,028)	(2,041)	(1,932)
Operating expenses	(2,052)	(2,154)	(1,988)
Profit before impairments	1,423	1,383	1,888
Impairment losses	(93)	(126)	(70)
Operating profit before tax	1,330	1,257	1,818
Tax (charge)/credit	(339)	5	(512)
Profit from continuing operations	991	1,262	1,306
(Loss)/profit from discontinued operations, net of tax	(4)	26	35
Profit for the period	987	1,288	1,341

Performance key metrics and ratios
Notable items within total income (1)	£61m	£95m	£56m
Total income excluding notable items (1)	£3,414m	£3,442m	£3,820m
Net interest margin (2)	2.05%	1.99%	2.25%
Average interest earning assets (2)	£521bn	£525bn	£522bn
Cost:income ratio (excl. litigation and conduct) (1)	58.4%	57.7%	49.8%
Loan impairment rate (1)	10bps	13bps	7bps
Profit attributable to ordinary shareholders	£918m	£1,229m	£1,279m
Total earnings per share attributable to ordinary shareholders - basic	10.5p	13.9p	13.2p
Return on tangible equity (RoTE) (1)	14.2%	20.1%	19.8%
Climate and sustainable funding and financing (3)	£6.6bn	£8.7bn	£7.6bn
	As at
	31 March	31 December	31 March
	2024	2023	2023
	£bn	£bn	£bn
Balance sheet
Total assets	697.5	692.7	695.6
Loans to customers - amortised cost	378.0	381.4	374.2
Loans to customers excluding central items (1,4)	357.0	355.6	352.4
Loans to customers and banks - amortised cost and FVOCI	387.7	392.0	385.8
Total impairment provisions (5)	3.6	3.6	3.4
Expected credit loss (ECL) coverage ratio	0.94%	0.93%	0.89%
Assets under management and administration (AUMA) (1)	43.1	40.8	35.2
Customer deposits	432.8	431.4	430.5
Customer deposits excluding central items (1,4)	420.0	419.1	421.8
Liquidity and funding
Liquidity coverage ratio (LCR)	151%	144%	139%
Liquidity portfolio (6)	229	223	216
Net stable funding ratio (NSFR)	136%	133%	141%
Loan:deposit ratio (excl. repos and reverse repos) (1)	84%	84%	83%
Total wholesale funding	87	80	79
Short-term wholesale funding	31	28	25
Capital and leverage
Common Equity Tier 1 (CET1) ratio (7)	13.5%	13.4%	14.4%
Total capital ratio (7)	18.8%	18.4%	19.6%
Pro forma CET1 ratio (excl. foreseeable items) (8)	14.3%	14.2%	15.7%
Risk-weighted assets (RWAs)	186.3	183.0	178.1
UK leverage ratio	5.1%	5.0%	5.4%
Tangible net asset value (TNAV) per ordinary share (1,9)	302p	292p	278p
Number of ordinary shares in issue (millions) (9)	8,727	8,792	9,581

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Refer to page 40 of the Non-IFRS financial measures appendix for details.
(3)	NatWest Group uses its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing target. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements.
(4)	Central items includes Treasury repo activity and Ulster Bank Republic of Ireland.
(5)	Includes £0.1 billion relating to off-balance sheet exposures (31 December 2023 – £0.1 billion; 31 March 2023 - £0.1 billion).
(6)	Comparative period for March 2023 has been re-presented on an LCR basis in line with the Liquidity portfolio definition as of 31 December 2023.
(7)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(8)	The pro forma CET1 ratio at 31 March 2024 excludes foreseeable items of £1,633 million: £1,380 million for ordinary dividends and £253 million foreseeable charges (31 December 2023 excludes foreseeable items of £1,538 million: £1,013 million for ordinary dividends and £525 million foreseeable charges; 31 March 2023 excludes foreseeable items of £2,351 million: £1,479 million for ordinary dividends and £872 million foreseeable charges).
(9)	The number of ordinary shares in issue excludes own shares held.

NatWest Group - Form 6-K Q1 Results 2024	7

Business performance summary

Chief Financial Officer’s review

We delivered an operating profit of £1,330 million in the first quarter with a return on equity of 9.8% for Q1 2024 and a RoTE of 14.2%. Total income of £3,475 million was £62 million, or 1.8%, lower than Q4 2023. Total income excluding notable items was broadly stable on Q4 2023, and we continue to see low levels of default across our portfolio, with a net impairment charge of 10 basis points of gross customer loans.

Net lending across the three businesses has increased in the quarter, as growth in Corporate & Institutions was partially offset by higher mortgage redemptions, and we have seen growth in customer deposits. Our robust balance sheet means that we remain in a strong liquidity position, with an LCR of 151%, representing £53.8 billion headroom above 100% minimum requirement, an LDR of 87% and an LDR (excl. repos and reverse repos) of 84%. Our CET1 ratio remains within our targeted range at 13.5%.

Financial performance

Total income decreased by 1.8% to £3,475 million compared with Q4 2023 and was 10.3% lower than Q1 2023. Total income excluding notable items was £3,414 million, a reduction of £28 million, or 0.8%, compared with Q4 2023, due to the impact of one day fewer, with mortgage margin pressure largely offset by higher markets income in Commercial & Institutional, and £406 million lower than Q1 2023 principally reflecting lower deposit balances and mix changes, and lending margin pressure.

NIM of 2.05% was 6 basis points higher than Q4 2023 principally reflecting notable items and changes within central items, while NIM across the three businesses was stable.

Total operating expenses were £102 million lower than Q4 2023 and £64 million higher than Q1 2023. Other operating expenses were broadly stable compared with Q4 2023 (£13 million lower), and £96 million, or 5.0%, higher than Q1 2023 principally reflecting the Bank of England Levy and increased staff costs due to inflation and severance costs, partially offset by simplification in our business and lower costs in relation to our withdrawal from the Republic of Ireland. We remain committed to deliver on our full year cost guidance, excluding the impact of increased bank levies.

A net impairment charge of £93 million principally reflected the continued strong performance of our lending book. Levels of default remain stable and at low levels across the portfolio despite inflationary pressures and the higher interest rate environment. Compared with Q4 2023, our ECL provision remained flat at £3.6 billion and our ECL coverage ratio has increased from 0.93% to 0.94%. We retain post model adjustments of £0.4 billion related to economic uncertainty, or 11.3% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we will continue to assess this position regularly and are closely monitoring the impacts of inflationary pressures on the UK economy and our customers.

As a result, we are pleased to report an attributable profit for Q1 2024 of £918 million, with earnings per share of 10.5 pence, return on equity of 9.8% and a RoTE of 14.2%.

Net loans to customers of £378.0 billion decreased by £3.4 billion in Q1 2024. Net loans to customers excluding central items increased by £1.4 billion in the quarter to £357.0 billion primarily reflecting a £3.4 billion increase in Commercial & Institutional partially offset by £1.7 billion reduction in Retail Banking due to higher mortgage redemptions. Total gross new mortgage lending was £5.2 billion in the quarter, compared with £9.9 billion in Q1 2023 and £5.6 billion in Q4 2023, representing flow share of c.10.5%. Within Commercial & Institutional, growth was largely within Corporate & Institutions, partly offset by UK Government Scheme repayments of £0.6 billion.

Up to 31 March 2024 we have provided £68.5 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025. During Q1 2024 we provided £6.6 billion climate and sustainable funding and financing, which included £0.5 billion in lending for EPC A and B rated residential properties.

Customer deposits increased by £1.4 billion during Q1 2024 to £432.8 billion. Customer deposits excluding central items increased by £0.9 billion in the quarter to £420.0 billion reflecting £2.0 billion growth in Retail Banking partially offset by a £1.2 billion reduction in Commercial & Institutional primarily as a result of active management of our commercial deposits and reduced liquidity in the market. Deposit mix was more stable in the quarter than the levels of migration observed in 2023; term balances now account for 17% of our book, up from 16% at Q4 2023.

Net asset value per share increased by 11 pence in the quarter to 389 pence. TNAV per share increased by 10 pence in the quarter to 302 pence primarily reflecting the attributable profit for the period.

Capital and leverage

The CET1 ratio was 13.5%, or 13.4% excluding IFRS 9 transitional relief, and increased by 10 basis points in the quarter as the attributable profit, c.50 basis points, was largely offset by a £3.3 billion increase in RWAs, c.25 basis points, and a £367 million ordinary dividend deduction, c.20 basis points. NatWest Group’s minimum requirement for own funds and eligible liabilities (MREL) was 30.7%.

RWAs increased by £3.3 billion in the quarter to £186.3 billion largely reflecting a £1.6 billion increase associated with the annual update to operational risk and lending growth within Commercial & Institutional.

Funding and liquidity

The LCR increased by 7 percentage points to 151%, representing £53.8 billion headroom above 100% minimum requirements primarily due to increased issuance and customer deposits coupled with the replacement of the Cash Ratio Deposit scheme with a Bank of England Levy. Our primary liquidity at Q1 2024 was £158.4 billion and £112.8 billion, or 71%, of this was cash at central banks. Total wholesale funding increased by £7.0 billion in the quarter to £86.6 billion.

NatWest Group - Form 6-K Q1 Results 2024	8

Business performance summary

Retail Banking

	Quarter ended
	31 March	31 December	31 March
	2024	2023	2023
	£m	£m	£m
Total income	1,325	1,369	1,604
Operating expenses	(773)	(681)	(696)
of which: Other operating expenses	(767)	(647)	(693)
Impairment losses	(63)	(103)	(114)
Operating profit	489	585	794

Return on equity (1)	16.5%	20.2%	30.0%
Net interest margin (2)	2.22%	2.23%	2.75%
Cost:income ratio (excl. litigation and conduct) (1)	57.9%	47.3%	43.2%
Loan impairment rate (1)	12bps	20bps	22bps

	As at
	31 March	31 December	31 March
	2024	2023	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost)	203.5	205.2	201.7
Customer deposits	190.0	188.0	184.0
RWAs	62.5	61.6	55.6

(1) (2)

Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Refer to page 40 of the Non-IFRS financial measures appendix for details.

During Q1 2024, Retail Banking continued to take a measured approach to risk, whilst delivering an operating profit of £0.5 billion and a return on equity of 16.5%.

Retail Banking provided £0.5 billion of climate and sustainable funding and financing in Q1 2024 from lending on properties with an EPC rating of A or B.

-	Total income was £44 million, or 3.2%, lower than Q4 2023 due to continued mortgage margin dilution and the impact of one day fewer in the quarter. Total income was £279 million, or 17.4%, lower than Q1 2023 reflecting mortgage margin dilution, impact of the deposit balance mix shift from non-interest bearing to interest bearing balances and higher funding costs, partly offset by lending growth.
-	Net interest margin was 1 basis point lower than Q4 2023 largely reflecting mortgage margin dilution partly offset by increasing structural hedge benefit.
-	Operating expenses of £773 million were £92 million, or 13.5%, higher than Q4 2023 and £77 million, or 11.1%, higher than Q1 2023. Other operating expenses were £120 million, or 18.5%, higher than Q4 2023 reflecting the Bank of England Levy, increased severance costs as well as branch and property exit costs. Other operating expenses were £74 million, or 10.7%, higher than Q1 2023 reflecting the Bank of England Levy, increased severance costs and branch and property exit costs partly offset by savings from a 7.1% reduction in headcount.
-	An impairment charge of £63 million in Q1 2024 with stage 3 inflows reflecting normalisation of risk parameters, partly offset by good book releases related to model updates.
-	Net loans to customers were £1.7 billion, or 0.8%, lower than Q4 2023 reflecting lower mortgage balances of £1.8 billion with higher redemptions only partly offset by gross new mortgage lending of £5.0 billion. Cards balances increased by £0.3 billion partly offset by £0.2 billion lower personal advances.
-	Customer deposits increased by £2.0 billion, or 1.1%, in Q1 2024 reflecting growth in savings and current account balances.
-	RWAs increased by £0.9 billion, or 1.5%, in Q1 2024 primarily due to the annual update for operational risk calculation.

NatWest Group - Form 6-K Q1 Results 2024	9

Business performance summary

Private Banking

	Quarter ended
	31 March	31 December	31 March
	2024	2023	2023
	£m	£m	£m
Total income	208	209	296
Operating expenses	(181)	(206)	(155)
of which: Other operating expenses	(180)	(208)	(152)
Impairment releases/(losses)	6	(5)	(8)
Operating profit/(loss)	33	(2)	133

Return on equity (1)	6.7%	(1.8%)	28.5%
Net interest margin (2)	2.06%	2.07%	3.31%
Cost:income ratio (excl. litigation and conduct) (1)	86.5%	99.5%	51.4%
Loan impairment rate (1)	(13)bps	11bps	17bps
AUM net flows (£bn) (1)	0.4	0.3	0.6

	As at
	31 March	31 December	31 March
	2024	2023	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost)	18.2	18.5	19.2
Customer deposits	37.8	37.7	37.3
RWAs	11.3	11.2	11.4
Assets Under Management (AUMs) (1)	33.6	31.7	29.6
Assets Under Administration (AUAs) (1)	9.5	9.1	5.6
Total Assets Under Management and Administration (AUMA) (1)	43.1	40.8	35.2

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Refer to page 40 of the Non-IFRS financial measures appendix for details.

During Q1 2024, Private Banking delivered a return on equity of 6.7% and an operating profit of £33 million, reflecting the impact of 2023 sharp changes in deposit volume and mix adversely impacting hedge returns. Q1 2024 has seen a strong performance in deposits given seasonal tax outflow impact and good AUMA growth setting a strong foundation for improved profitability.

Private Banking provided £0.07 billion of climate and sustainable funding and financing in Q1 2024 from lending on properties with an EPC rating of A or B.

-	Total income was broadly flat compared to Q4 2023 as deposit balances and mix continued to stabilise with the impact of one day fewer largely offset by higher investment fee income from increased AUMA. Total income was £88 million, or 29.7%, lower than Q1 2023 reflecting lower deposit balances and a change in product mix as customers migrated to savings products offering higher returns, combined with a reduction in lending volumes and mortgage margin dilution.
-	Net interest margin was 1 basis point lower than Q4 2023 reflecting mortgage margin dilution.
-	Operating expenses of £181 million were £25 million, or 12.1%, lower than Q4 2023 and £26 million, or 16.8%, higher than Q1 2023. Other operating expenses were £28 million, or 13.5%, lower than Q4 2023 reflecting the annual Bank Levy charge in Q4 2023, and a one-off additional VAT charge catch up along with lower strategic severance costs. Other operating expenses were £28 million, or 18.4%, higher than Q1 2023 primarily reflecting the Bank of England Levy, an additional VAT charge and higher strategic spend to increase operational efficiency.
-	A net impairment release of £6 million, compared with an £8 million charge in Q1 2023, largely reflects good book releases and lower stage 3 charges.
-	Net loans to customers decreased by £0.3 billion, or 1.6%, in Q1 2024 driven by higher mortgage redemptions, only partly offset by mortgage gross new lending of £0.2 billion.
-	Customer deposits increased by £0.1 billion, or 0.3%, compared with Q4 2023 with increases due to overall personal market growth offsetting tax outflows.
-	AUMA increased by £2.3 billion in Q1 2024 to £43.1 billion, primarily driven by £1.9 billion positive market movements and £0.4 billion AUM net inflows.

NatWest Group - Form 6-K Q1 Results 2024	10

Business performance summary

Commercial & Institutional

	Quarter ended
	31 March	31 December	31 March
	2024	2023	2023
	£m	£m	£m
Net interest income	1,246	1,269	1,261
Non-interest income	613	563	692
Total income	1,859	1,832	1,953

Operating expenses	(1,051)	(1,092)	(1,003)
of which: Other operating expenses	(1,020)	(1,014)	(959)
Impairment (losses)/releases	(39)	(15)	44
Operating profit	769	725	994

Return on equity (1)	14.6%	13.5%	19.5%
Net interest margin (2)	2.07%	2.05%	2.08%
Cost:income ratio (excl. litigation and conduct) (1)	54.9%	55.3%	49.1%
Loan impairment rate (1)	11bps	4bps	(13)bps

	As at
	31 March	31 December	31 March
	2024	2023	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost)	135.3	131.9	131.5
Customer deposits	192.2	193.4	200.5
Funded assets (1)	321.7	306.9	320.4
RWAs	109.9	107.4	104.8

(1) (2)

Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Refer to page 40 of the Non-IFRS financial measures appendix for details.

In Q1 2024, Commercial & Institutional continued to support customers with an increase in lending of 2.6% and delivered a strong performance in income and operating profit supporting a return on equity of 14.6%.

Commercial & Institutional provided £6.0 billion of climate and sustainable funding and financing in Q1 2024 to support customers investing in the transition to net zero.

-	Total income was £27 million, or 1.5%, higher than Q4 2023 primarily reflecting higher markets income, partially offset by the impact of one day fewer. Total income was £94 million, or 4.8%, lower than Q1 2023 primarily due to lower deposit returns reflecting lower volumes and continued deposit mix shift from non-interest bearing to interest bearing balances, partially offset by strong capital markets and lending growth in Corporate & Institutions.
-	Net interest margin was 2 basis points higher than Q4 2023 reflecting higher deposit hedge returns and liquidity benefits, partially offset by lower deposit volumes.
-	Operating expenses of £1,051 million were £41 million, or 3.8%, lower than Q4 2023 and £48 million, or 4.8%, higher than Q1 2023. Other operating expenses were £6 million, or 0.6%, higher than Q4 2023 reflecting increased staff costs partially offset by a reduction in bank levies. Other operating expenses were £61 million, or 6.4%, higher than Q1 2023 reflecting the impact of inflationary increases in staff costs, continued investment in the business and the introduction of the Bank of England Levy.
-	An impairment charge of £39 million in Q1 2024 remains at low levels with an increase in stage 3 inflows, partly offset by good book releases.
-	Net loans to customers increased by £3.4 billion, or 2.6%, in Q1 2024 largely reflecting a strong performance within Corporate & Institutions, partly offset by continued UK Government scheme repayments of £0.6 billion.
-	Customer deposits decreased by £1.2 billion, or 0.6%, in Q1 2024 largely reflecting reductions within Commercial Mid-market and Business Banking due to active management of our deposits and reduced liquidity in the market.
-	RWAs increased by £2.5 billion, or 2.3%, in Q1 2024 primarily due to lending book growth and the annual update for operational risk.

NatWest Group - Form 6-K Q1 Results 2024	11

Business performance summary

Central items & other

	Quarter ended
	31 March	31 December	31 March
	2024	2023	2023
	£m	£m	£m
Continuing operations
Total income	83	127	23
Operating expenses (1)	(47)	(175)	(134)
of which: Other operating expenses	(61)	(172)	(128)
of which: Ulster Bank RoI direct expenses	(25)	(69)	(100)
Impairment releases/(losses)	3	(3)	8
Operating profit/(loss)	39	(51)	(103)
of which: Ulster Bank RoI	(47)	(124)	(159)

	As at
	31 March	31 December	31 March
	2024	2023	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost) (2)	21.0	25.8	21.8
Customer deposits	12.8	12.3	8.7
RWAs	2.6	2.8	6.3

(1)	Includes withdrawal-related direct program costs of £8 million for the quarter ended 31 March 2024 (31 December 2023 - £17 million; 31 March 2023 - £49 million).
(2)	Excludes £0.3 billion of loans to customers held at fair value through profit or loss (31 December 2023 - £0.3 billion; 31 March 2023 - £0.5 billion).

-	Total income was £44 million lower than Q4 2023 primarily reflecting foreign exchange recycling gains in Q4 2023, not repeated in Q1 2024, partly offset by higher gains on interest and foreign exchange risk management derivatives not in accounting hedge relationships in Q1 2024. Total income was £60 million higher than Q1 2023 primarily reflecting Business Growth Fund gains, gains on liquidity asset bond sales and a loss on surrender of leases in Q1 2023 partially offset by lower gains on interest and foreign exchange risk management derivatives not in accounting hedge relationships.
-	Operating expenses of £47 million were £128 million, or 73.1%, lower than Q4 2023 and £87 million, or 64.9%, lower than Q1 2023. Other operating expenses were £111 million, or 64.5%, lower than Q4 2023 primarily reflecting lower costs in relation to the withdrawal from our operations in the Republic of Ireland, and were £67 million, or 52.3%, lower than Q1 2023.
-	Customer deposits increased by £0.5 billion, or 4.1% in Q1 2024 primarily reflecting repo activity in Treasury. Ulster Bank RoI customer deposit balances were £0.2 billion as at Q1 2024.
-	Net loans to customers decreased £4.8 billion to £21.0 billion in Q1 2024 mainly due to reverse repo activity in Treasury.

NatWest Group - Form 6-K Q1 Results 2024	12

Segment performance

	Quarter ended 31 March 2024
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,216	134	1,246	55	2,651
Non-interest income	109	74	613	28	824
Total income	1,325	208	1,859	83	3,475
Direct expenses	(189)	(61)	(384)	(1,394)	(2,028)
Indirect expenses	(578)	(119)	(636)	1,333	-
Other operating expenses	(767)	(180)	(1,020)	(61)	(2,028)
Litigation and conduct costs	(6)	(1)	(31)	14	(24)
Operating expenses	(773)	(181)	(1,051)	(47)	(2,052)
Operating profit before impairment losses/releases	552	27	808	36	1,423
Impairment (losses)/releases	(63)	6	(39)	3	(93)
Operating profit	489	33	769	39	1,330

Total income excluding notable items (1)	1,325	208	1,864	17	3,414

Additional information
Return on tangible equity (1)	na	na	na	na	14.2%
Return on equity (1)	16.5%	6.7%	14.6%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	57.9%	86.5%	54.9%	nm	58.4%
Total assets (£bn)	226.4	26.5	388.8	55.8	697.5
Funded assets (£bn) (1)	226.4	26.5	321.7	54.7	629.3
Net loans to customers - amortised cost (£bn)	203.5	18.2	135.3	21.0	378.0
Loan impairment rate (1)	12bps	(13)bps	11bps	nm	10bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	(0.1)	(3.6)
Impairment provisions - stage 3 (£bn)	(1.2)	-	(0.8)	-	(2.0)
Customer deposits (£bn)	190.0	37.8	192.2	12.8	432.8
Risk-weighted assets (RWAs) (£bn)	62.5	11.3	109.9	2.6	186.3
RWA equivalent (RWAe) (£bn)	62.6	11.3	111.1	3.1	188.1
Employee numbers (FTEs - thousands)	13.1	2.2	12.7	33.3	61.3
Third party customer asset rate (1)	3.79%	4.97%	6.81%	nm	nm
Third party customer funding rate (1)	(2.05%)	(3.14%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (2)	220.6	26.2	241.9	na	521.1
Net interest margin (2)	2.22%	2.06%	2.07%	na	2.05%

nm = not meaningful, na = not applicable

(1) (2)

Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Refer to page 40 of the Non-IFRS financial measures appendix for details.

NatWest Group - Form 6-K Q1 Results 2024	13

Segment performance

	Quarter ended 31 December 2023
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,254	138	1,269	(23)	2,638
Non-interest income	115	71	563	150	899
Total income	1,369	209	1,832	127	3,537
Direct expenses	(211)	(74)	(392)	(1,364)	(2,041)
Indirect expenses	(436)	(134)	(622)	1,192	-
Other operating expenses	(647)	(208)	(1,014)	(172)	(2,041)
Litigation and conduct costs	(34)	2	(78)	(3)	(113)
Operating expenses	(681)	(206)	(1,092)	(175)	(2,154)
Operating profit/(loss) before impairment losses	688	3	740	(48)	1,383
Impairment losses	(103)	(5)	(15)	(3)	(126)
Operating profit/(loss)	585	(2)	725	(51)	1,257

Total income excluding notable items (1)	1,369	209	1,834	30	3,442

Additional information
Return on tangible equity (1)	na	na	na	na	20.1%
Return on equity (1)	20.2%	(1.8%)	13.5%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	47.3%	99.5%	55.3%	nm	57.7%
Total assets (£bn)	228.7	26.9	385.0	52.1	692.7
Funded assets (£bn) (1)	228.7	26.9	306.9	51.3	613.8
Net loans to customers - amortised cost (£bn)	205.2	18.5	131.9	25.8	381.4
Loan impairment rate (1)	20bps	11bps	4bps	nm	13bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	(0.1)	(3.6)
Impairment provisions - stage 3 (£bn)	(1.1)	-	(0.9)	-	(2.0)
Customer deposits (£bn)	188.0	37.7	193.4	12.3	431.4
Risk-weighted assets (RWAs) (£bn)	61.6	11.2	107.4	2.8	183.0
RWA equivalent (RWAe) (£bn)	61.6	11.2	108.6	3.6	185.0
Employee numbers (FTEs - thousands)	13.3	2.3	12.5	33.1	61.2
Third party customer asset rate (1)	3.50%	4.88%	6.65%	nm	nm
Third party customer funding rate (1)	(1.94%)	(3.02%)	(1.87%)	nm	nm
Average interest earning assets (£bn) (2)	223.2	26.5	245.2	na	524.7
Net interest margin (2)	2.23%	2.07%	2.05%	na	1.99%

nm = not meaningful, na = not applicable

(1) (2)

Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Refer to page 40 of the Non-IFRS financial measures appendix for details.

NatWest Group - Form 6-K Q1 Results 2024	14

Segment performance

	Quarter ended 31 March 2023
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,492	229	1,261	(80)	2,902
Non-interest income	112	67	692	103	974
Total income	1,604	296	1,953	23	3,876
Direct expenses	(211)	(60)	(360)	(1,301)	(1,932)
Indirect expenses	(482)	(92)	(599)	1,173	-
Other operating expenses	(693)	(152)	(959)	(128)	(1,932)
Litigation and conduct costs	(3)	(3)	(44)	(6)	(56)
Operating expenses	(696)	(155)	(1,003)	(134)	(1,988)
Operating profit/(loss) before impairment losses/releases	908	141	950	(111)	1,888
Impairment (losses)/releases	(114)	(8)	44	8	(70)
Operating profit/(loss)	794	133	994	(103)	1,818

Total income excluding notable items (1)	1,604	296	1,947	(27)	3,820

Additional information
Return on tangible equity (1)	na	na	na	na	19.8%
Return on equity (1)	30.0%	28.5%	19.5%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	43.2%	51.4%	49.1%	nm	49.8%
Total assets (£bn)	227.2	28.1	399.0	41.3	695.6
Funded assets (£bn) (1)	227.2	28.1	320.4	40.5	616.2
Net loans to customers - amortised cost (£bn)	201.7	19.2	131.5	21.8	374.2
Loan impairment rate (1)	22bps	17bps	(13)bps	nm	7bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(1.0)	-	(0.7)	(0.1)	(1.8)
Customer deposits (£bn)	184.0	37.3	200.5	8.7	430.5
Risk-weighted assets (RWAs) (£bn)	55.6	11.4	104.8	6.3	178.1
RWA equivalent (RWAe) (£bn)	56.4	11.4	106.2	6.9	180.9
Employee numbers (FTEs - thousands)	14.1	2.3	12.5	32.9	61.8
Third party customer asset rate (1)	2.94%	4.07%	5.38%	nm	nm
Third party customer funding rate (1)	(0.83%)	(1.15%)	(0.87%)	nm	nm
Average interest earning assets (£bn) (2)	220.3	28.1	246.0	na	522.4
Net interest margin (2)	2.75%	3.31%	2.08%	na	2.25%

nm = not meaningful, na = not applicable

(1) (2)

Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Refer to page 40 of the Non-IFRS financial measures appendix for details.

NatWest Group - Form 6-K Q1 Results 2024	15

Risk and capital management

NatWest Group - Form 6-K Q1 Results 2024	16

Risk and capital management

Credit risk

Segment analysis – portfolio summary

The table below shows gross loans and expected credit loss (ECL), by segment and stage, within the scope of the IFRS 9 ECL framework.

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
31 March 2024	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	178,692	17,288	123,704	24,679	344,363
Stage 2	23,145	769	13,661	2	37,577
Stage 3	3,291	284	2,188	-	5,763
Of which: individual	-	222	946	-	1,168
Of which: collective	3,291	62	1,242	-	4,595
Subtotal excluding disposal group loans	205,128	18,341	139,553	24,681	387,703
Disposal group loans				-	-
Total				24,681	387,703
ECL provisions (3)
Stage 1	294	19	336	20	669
Stage 2	473	13	425	2	913
Stage 3	1,162	37	845	-	2,044
Of which: individual	-	37	302	-	339
Of which: collective	1,162	-	543	-	1,705
Subtotal excluding ECL provisions on disposal group loans	1,929	69	1,606	22	3,626
ECL provisions on disposal group loans				-	-
Total				22	3,626
ECL provisions coverage (4)
Stage 1 (%)	0.16	0.11	0.27	0.08	0.19
Stage 2 (%)	2.04	1.69	3.11	100.00	2.43
Stage 3 (%)	35.31	13.03	38.62	-	35.47
ECL provisions coverage excluding disposal group loans	0.94	0.38	1.15	0.09	0.94
ECL provisions coverage on disposal group loans				-	-
Total				0.09	0.94

31 December 2023
Loans - amortised cost and FVOCI (1,2)
Stage 1	182,297	17,565	119,047	29,677	348,586
Stage 2	21,208	906	15,771	6	37,891
Stage 3	3,133	258	2,162	10	5,563
Of which: individual	-	186	845	-	1,031
Of which: collective	3,133	72	1,317	10	4,532
Subtotal excluding disposal group loans	206,638	18,729	136,980	29,693	392,040
Disposal group loans				67	67
Total				29,760	392,107
ECL provisions (3)
Stage 1	306	20	356	27	709
Stage 2	502	20	447	7	976
Stage 3	1,097	34	819	10	1,960
Of which: individual	-	34	298	-	332
Of which: collective	1,097	-	521	10	1,628
Subtotal excluding ECL provisions on disposal group loans	1,905	74	1,622	44	3,645
ECL provisions on disposal group loans				36	36
Total				80	3,681
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.11	0.30	0.09	0.20
Stage 2 (%)	2.37	2.21	2.83	nm	2.58
Stage 3 (%)	35.01	13.18	37.88	100.00	35.23
ECL provisions coverage excluding disposal group loans	0.92	0.40	1.18	0.15	0.93
ECL provisions coverage on disposal group loans				53.73	53.73
Total				0.27	0.94

nm = not meaningful

(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £115.8 billion (31 December 2023 – £103.1 billion) and debt securities of £49.0 billion (31 December 2023 – £50.1 billion).
(2)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)	Includes £7 million (31 December 2023 – £9 million) related to assets classified as FVOCI and £0.1 billion (31 December 2023 – £0.1 billion) related to off-balance sheet exposures.
(4)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.

NatWest Group - Form 6-K Q1 Results 2024	17

Risk and capital management

Credit risk continued

Segment analysis – loans

–	Retail Banking – Loans to customers were lower than Q4 2023, mainly due to a reduction in mortgage balances where higher redemptions were only partly offset by new mortgage lending. Unsecured lending grew overall, with growth in credit cards offset by a decrease in personal advances. New lending and portfolio credit quality was maintained with limited increases in arrears in line with expectations. Total ECL coverage increased slightly during the quarter, reflective of Stage 3 ECL growth on unsecured portfolios, mainly due to ongoing subdued write-off and debt sale activity. There was a modest reduction in good book coverage, reflective of continued stable portfolio performance alongside unsecured probability of default modelling updates.

–	Commercial & Institutional – While overall Wholesale exposure reduced in the quarter, there was Commercial & Institutional growth within multiple sectors. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are vulnerable to challenges in the external environment or deemed to represent a heightened risk. There was a marginal reduction in total ECL coverage during the quarter, due to a decrease in performing ECL, resulting from positive portfolio performance and the unwind of some PMAs. Stage 3 ECL increased due to a small increase in defaults, although still lower than historic trends, and was partially offset by write-off activity. There was a modest decrease in good book coverage, reflective of continued stable portfolio performance alongside PMA reductions.

Movement in ECL provision

The table below shows the main ECL provision movements during the quarter.

ECL provision
£m
At 1 January 2024	3,645
Transfers to disposal groups and reclassifications	(16)
Changes in risk metrics and exposure: Stage 1 and Stage 2	(84)
Changes in risk metrics and exposure: Stage 3	219
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(23)
Write-offs and other	(115)
At 31 March 2024	3,626

–	ECL decreased marginally in Q1 2024, with increases in Stage 3 linked to ongoing subdued write-offs and debt sales in the Personal portfolios. This was offset by good book ECL reductions relating to stable portfolio performance, reductions in post model adjustments and personal unsecured probability of default modelling updates.

–	For the Wholesale portfolios, there was an increase in Commercial & Institutional Stage 3 charges in the quarter, mainly due to a small number of individual charges, but charges were still lower than historic trends.

NatWest Group - Form 6-K Q1 Results 2024	18

Risk and capital management

Credit risk continued

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private	Commercial &	Central items
	Mortgages	Other	Banking	Institutional	& other	Total
31 March 2024	£m	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	1	20	-	21
Economic uncertainty	120	45	10	233	3	411
Other adjustments	-	-	-	7	-	7
Total	120	45	11	260	3	439

Of which:
- Stage 1	72	16	5	108	3	204
- Stage 2	36	29	6	150	-	221
- Stage 3	12	-	-	2	-	14

31 December 2023
Deferred model calibrations	-	-	1	23	-	24
Economic uncertainty	118	39	13	256	3	429
Other adjustments	1	-	-	8	23	32
Total	119	39	14	287	26	485

Of which:
- Stage 1	75	14	6	115	10	220
- Stage 2	31	25	8	167	9	240
- Stage 3	13	-	-	5	7	25

–	Retail Banking – The post model adjustments for economic uncertainty increased slightly to £165 million at 31 March 2024, from £157 million at 31 December 2023. Sustained inflationary pressure alongside high interest rates continues to put pressure on consumer affordability risks. This economic context, coupled with modelled ECL reductions, prompted a modest uplift in the cost of living post model adjustment (up from £144 million to £153 million) to maintain adequate provision levels on this higher risk segment of the portfolio. The cost of living post model adjustment captures the risk on segments in the Retail Banking portfolio that are more susceptible to the effects of cost of living rises. It focuses on key affordability lenses, including customers with lower income in fuel poverty, over-indebted borrowers and customers vulnerable to a potential mortgage rate shock.

–	Commercial & Institutional – The post model adjustments for economic uncertainty decreased to £233 million at 31 March 2024, from £256 million at 31 December 2023. It still includes an overlay of £39 million (£50 million at 31 December 2023) to cover the residual risks from COVID-19, including the risks surrounding associated debt to customers that have utilised government support schemes. The inflation, supply chain and liquidity post model adjustment was maintained for lending prior to 1 January 2024, with a sector-level downgrade being applied to the sectors that were considered most at risk from the ongoing pressures from inflation being higher for longer, supply chain challenges and broader concerns around reducing cash reserves across many sectors. The £16 million reduction was a result of a mechanistic refresh reflecting portfolio changes. The impact of the sector-level downgrades was a post model adjustment decrease to £193 million at 31 March 2024 from £206 million at 31 December 2023.

–	The £20 million judgemental overlay for deferred model calibrations relates to refinance risk with the existing modelling approach not fully capturing the risk on deteriorated exposures.

–	Central items & other – The £23 million post model adjustment in other adjustments was removed in the quarter, reflecting the withdrawal from the Republic of Ireland.

NatWest Group - Form 6-K Q1 Results 2024	19

Risk and capital management

Credit risk continued

Sector analysis – portfolio summary

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Wholesale					Total
		Credit
	Mortgages (1)	cards	Other	Total	Property	Other	FI	Sovereign	Total
31 March 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	206,146	6,033	9,720	221,899	31,993	77,521	55,058	1,232	165,804	387,703
- UK	206,146	6,033	9,720	221,899	31,448	64,611	37,221	549	133,829	355,728
- RoI	-	-	-	-	10	953	217	-	1,180	1,180
- Other Europe	-	-	-	-	415	5,017	8,462	365	14,259	14,259
- RoW	-	-	-	-	120	6,940	9,158	318	16,536	16,536
Loans by asset quality (2)	206,146	6,033	9,720	221,899	31,993	77,521	55,058	1,232	165,804	387,703
- AQ1-AQ4	114,923	113	862	115,898	15,993	27,032	51,413	948	95,386	211,284
- AQ5-AQ8	87,895	5,704	7,646	101,245	15,295	48,621	3,557	129	67,602	168,847
- AQ9	947	69	183	1,199	74	331	72	133	610	1,809
- AQ10	2,381	147	1,029	3,557	631	1,537	16	22	2,206	5,763
Loans by stage	206,146	6,033	9,720	221,899	31,993	77,521	55,058	1,232	165,804	387,703
- Stage 1	183,705	3,916	7,284	194,905	28,608	65,458	54,312	1,080	149,458	344,363
- Stage 2	20,060	1,970	1,407	23,437	2,753	10,527	730	130	14,140	37,577
- Stage 3	2,381	147	1,029	3,557	632	1,536	16	22	2,206	5,763
- Of which: individual	137	-	21	158	283	700	5	22	1,010	1,168
- Of which: collective	2,244	147	1,008	3,399	349	836	11	-	1,196	4,595
Loans - past due analysis (3)	206,146	6,033	9,720	221,899	31,993	77,521	55,058	1,232	165,804	387,703
- Not past due	203,223	5,863	8,647	217,733	31,222	74,304	53,938	1,210	160,674	378,407
- Past due 1-30 days	1,185	41	82	1,308	337	2,289	1,111	-	3,737	5,045
- Past due 31-90 days	599	42	113	754	151	226	2	22	401	1,155
- Past due 90-180 days	388	34	107	529	61	125	2	-	188	717
- Past due >180 days	751	53	771	1,575	222	577	5	-	804	2,379
Loans - Stage 2	20,060	1,970	1,407	23,437	2,753	10,527	730	130	14,140	37,577
- Not past due	18,994	1,916	1,292	22,202	2,534	9,858	724	130	13,246	35,448
- Past due 1-30 days	787	26	44	857	100	518	4	-	622	1,479
- Past due 31-90 days	279	28	71	378	119	151	2	-	272	650
Weighted average life
- ECL measurement (years)	9	4	6	6	6	6	2	1	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.51	3.38	5.10	0.76	1.32	1.54	0.19	1.25	1.04	0.88
- Basel (%)	0.70	3.47	3.35	0.88	0.91	1.26	0.19	5.60	0.86	0.87
ECL provisions by geography	445	357	1,171	1,973	399	1,172	65	17	1,653	3,626
- UK	445	357	1,171	1,973	388	1,018	37	13	1,456	3,429
- RoI	-	-	-	-	-	2	1	-	3	3
- Other Europe	-	-	-	-	4	104	9	-	117	117
- RoW	-	-	-	-	7	48	18	4	77	77
ECL provisions by stage	445	357	1,171	1,973	399	1,172	65	17	1,653	3,626
- Stage 1	87	71	142	300	95	220	40	14	369	669
- Stage 2	70	188	216	474	78	341	19	1	439	913
- Stage 3	288	98	813	1,199	226	611	6	2	845	2,044
- Of which: individual	21	-	15	36	81	220	-	2	303	339
- Of which: collective	267	98	798	1,163	145	391	6	-	542	1,705
ECL provisions coverage (%)	0.22	5.92	12.05	0.89	1.25	1.51	0.12	1.38	1.00	0.94
- Stage 1 (%)	0.05	1.81	1.95	0.15	0.33	0.34	0.07	1.30	0.25	0.19
- Stage 2 (%)	0.35	9.54	15.35	2.02	2.83	3.24	2.60	0.77	3.10	2.43
- Stage 3 (%)	12.10	66.67	79.01	33.71	35.76	39.78	37.50	9.09	38.30	35.47

For the notes to this table refer to page 23.

NatWest Group - Form 6-K Q1 Results 2024	20

Risk and capital management

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Wholesale					Total
		Credit
	Mortgages (1)	cards	Other	Total	Property	Other	FI	Sovereign	Total
31 March 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	206,146	6,033	9,720	221,899	31,993	77,521	55,058	1,232	165,804	387,703
- <1 year	3,291	3,353	3,257	9,901	5,765	25,205	40,698	333	72,001	81,902
- 1-5 year	9,541	2,680	5,459	17,680	18,063	32,297	12,105	551	63,016	80,696
- >5< 15 year	45,751	-	996	46,747	5,605	14,744	2,221	311	22,881	69,628
- >15 year	147,563	-	8	147,571	2,560	5,275	34	37	7,906	155,477
Other financial assets by
asset quality (2)	-	-	-	-	1	2,912	27,208	134,631	164,752	164,752
- AQ1-AQ4	-	-	-	-	1	2,910	26,463	134,631	164,005	164,005
- AQ5-AQ8	-	-	-	-	-	2	745	-	747	747
Off-balance sheet	10,293	18,043	8,355	36,691	14,215	60,200	21,039	259	95,713	132,404
- Loan commitments	10,293	18,043	8,311	36,647	13,858	57,410	19,234	259	90,761	127,408
- Financial guarantees	-	-	44	44	357	2,790	1,805	-	4,952	4,996
Off-balance sheet by
asset quality (2)	10,293	18,043	8,355	36,691	14,215	60,200	21,039	259	95,713	132,404
- AQ1-AQ4	9,597	449	7,119	17,165	10,909	36,856	19,413	166	67,344	84,509
- AQ5-AQ8	679	17,278	1,201	19,158	3,284	23,037	1,588	30	27,939	47,097
- AQ9	1	6	7	14	3	19	37	63	122	136
- AQ10	16	310	28	354	19	288	1	-	308	662

For the notes to this table refer to page 23.

NatWest Group - Form 6-K Q1 Results 2024	21

Risk and capital management

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Wholesale					Total
		Credit
	Mortgages (1)	cards	Other	Total	Property	Other	FI	Sovereign	Total
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- UK	208,275	5,893	9,592	223,760	30,703	65,033	39,906	2,016	137,658	361,418
- RoI	-	11	3	14	9	888	279	-	1,176	1,190
- Other Europe	-	-	-	-	375	5,096	7,865	399	13,735	13,735
- RoW	-	-	-	-	120	6,322	9,037	218	15,697	15,697
Loans by asset quality (2)	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- AQ1-AQ4	118,266	124	914	119,304	15,366	26,851	53,367	2,488	98,072	217,376
- AQ5-AQ8	86,868	5,577	7,552	99,997	15,145	48,673	3,686	123	67,627	167,624
- AQ9	860	63	150	1,073	75	311	18	-	404	1,477
- AQ10	2,281	140	979	3,400	621	1,504	16	22	2,163	5,563
Loans by stage	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- Stage 1	188,140	3,742	6,983	198,865	27,316	63,690	56,105	2,610	149,721	348,586
- Stage 2	17,854	2,022	1,633	21,509	3,270	12,145	966	1	16,382	37,891
- Stage 3	2,281	140	979	3,400	621	1,504	16	22	2,163	5,563
- Of which: individual	122	-	20	142	240	625	2	22	889	1,031
- Of which: collective	2,159	140	959	3,258	381	879	14	-	1,274	4,532
Loans - past due analysis (3)	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- Not past due	205,405	5,743	8,578	219,726	30,264	74,052	56,735	2,633	163,684	383,410
- Past due 1-30 days	1,178	41	71	1,290	491	2,222	332	-	3,045	4,335
- Past due 31-90 days	518	38	112	668	179	437	12	-	628	1,296
- Past due 90-180 days	445	32	103	580	42	71	2	-	115	695
- Past due >180 days	729	50	731	1,510	231	557	6	-	794	2,304
Loans - Stage 2	17,854	2,022	1,633	21,509	3,270	12,145	966	1	16,382	37,891
- Not past due	16,803	1,971	1,529	20,303	3,071	11,287	932	1	15,291	35,594
- Past due 1-30 days	765	27	40	832	100	516	24	-	640	1,472
- Past due 31-90 days	286	24	64	374	99	342	10	-	451	825
Weighted average life
- ECL measurement (years)	9	3	6	6	6	6	2	-	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.50	3.45	5.29	0.75	1.45	1.59	0.19	0.37	1.07	0.89
- Basel (%)	0.67	3.37	3.15	0.84	0.94	1.25	0.17	0.37	0.81	0.83
ECL provisions by geography	420	376	1,168	1,964	398	1,201	66	16	1,681	3,645
- UK	420	365	1,163	1,948	384	999	38	13	1,434	3,382
- RoI	-	11	5	16	-	6	1	-	7	23
- Other Europe	-	-	-	-	7	146	12	-	165	165
- RoW	-	-	-	-	7	50	15	3	75	75
ECL provisions by stage	420	376	1,168	1,964	398	1,201	66	16	1,681	3,645
- Stage 1	88	76	152	316	102	234	44	13	393	709
- Stage 2	61	207	238	506	98	356	15	1	470	976
- Stage 3	271	93	778	1,142	198	611	7	2	818	1,960
- Of which: individual	12	-	14	26	60	242	2	2	306	332
- Of which: collective	259	93	764	1,116	138	369	5	-	512	1,628
ECL provisions coverage (%)	0.20	6.37	12.17	0.88	1.28	1.55	0.12	0.61	1.00	0.93
- Stage 1 (%)	0.05	2.03	2.18	0.16	0.37	0.37	0.08	0.50	0.26	0.20
- Stage 2 (%)	0.34	10.24	14.57	2.35	3.00	2.93	1.55	100.00	2.87	2.58
- Stage 3 (%)	11.88	66.43	79.47	33.59	31.88	40.63	43.75	9.09	37.82	35.23

For the notes to this table refer to the following page.

NatWest Group - Form 6-K Q1 Results 2024	22

Risk and capital management

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Wholesale					Total
		Credit
	Mortgages (1)	cards	Other	Total	Property	Other	FI	Sovereign	Total
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- <1 year	3,375	3,398	3,169	9,942	5,696	25,312	43,497	489	74,994	84,936
- 1-5 year	9,508	2,506	5,431	17,445	17,216	32,573	11,616	1,872	63,277	80,722
- >5< 15 year	46,453	-	993	47,446	5,701	14,167	1,939	199	22,006	69,452
- >15 year	148,939	-	2	148,941	2,594	5,287	35	73	7,989	156,930
Other financial assets by
asset quality (2)	-	-	-	-	1	2,689	26,816	123,683	153,189	153,189
- AQ1-AQ4	-	-	-	-	1	2,689	26,084	123,683	152,457	152,457
- AQ5-AQ8	-	-	-	-	-	-	732	-	732	732
Off-balance sheet	9,843	17,284	8,462	35,589	14,205	59,716	22,221	227	96,369	131,958
- Loan commitments	9,843	17,284	8,417	35,544	13,861	57,081	20,765	227	91,934	127,478
- Financial guarantees	-	-	45	45	344	2,635	1,456	-	4,435	4,480
Off-balance sheet by
asset quality (2)	9,843	17,284	8,462	35,589	14,205	59,716	22,221	227	96,369	131,958
- AQ1-AQ4	9,099	448	7,271	16,818	10,916	36,380	20,644	165	68,105	84,923
- AQ5-AQ8	721	16,518	1,162	18,401	3,266	23,030	1,574	45	27,915	46,316
- AQ9	7	6	4	17	3	12	-	-	15	32
- AQ10	16	312	25	353	20	294	3	17	334	687

(1)	Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK, reflecting the country of lending origination and includes crown dependencies.

(2)	AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA to AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

£0.3 billion (31 December 2023 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

(3)	30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR.

NatWest Group - Form 6-K Q1 Results 2024	23

Risk and capital management

Credit risk continued

Sector analysis – portfolio summary continued

The table below shows ECL by stage, for the Personal portfolio and selected sectors of the Wholesale portfolio including those that contain an element of exposure classified as heightened climate-related risk.

					Off-balance sheet
	Loans - amortised cost and FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
31 March 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	194,905	23,437	3,557	221,899	36,647	44	300	474	1,199	1,973
Mortgages (1)	183,705	20,060	2,381	206,146	10,293	-	87	70	288	445
Credit cards	3,916	1,970	147	6,033	18,043	-	71	188	98	357
Other personal	7,284	1,407	1,029	9,720	8,311	44	142	216	813	1,171
Wholesale	149,458	14,140	2,206	165,804	90,761	4,952	369	439	845	1,653
Property	28,608	2,753	632	31,993	13,858	357	95	78	226	399
Financial institutions (2)	54,312	730	16	55,058	19,234	1,805	40	19	6	65
Sovereign	1,080	130	22	1,232	259	-	14	1	2	17
Corporate	65,458	10,527	1,536	77,521	57,410	2,790	220	341	611	1,172
Of which:
Agriculture	3,934	918	107	4,959	957	21	17	35	36	88
Airlines and aerospace	2,073	359	3	2,435	2,056	162	3	6	2	11
Automotive	7,314	690	52	8,056	4,187	154	18	19	19	56
Building materials	1,417	244	19	1,680	1,391	67	6	8	7	21
Chemicals	293	124	4	421	765	13	1	9	4	14
Industrials	2,342	473	70	2,885	2,843	141	9	16	30	55
Land transport and logistics	4,515	452	76	5,043	2,980	195	11	14	21	46
Leisure	5,053	1,880	291	7,224	1,873	122	31	70	99	200
Mining and metals	263	37	5	305	531	7	-	-	5	5
Oil and gas	697	52	55	804	1,909	240	3	2	46	51
Power utilities	5,457	323	79	5,859	8,054	593	14	8	29	51
Retail	5,969	1,152	211	7,332	4,314	475	20	32	80	132
Shipping	198	34	1	233	60	29	-	2	1	3
Water and waste	3,562	160	48	3,770	1,879	135	4	4	7	15
Total	344,363	37,577	5,763	387,703	127,408	4,996	669	913	2,044	3,626

31 December 2023
Personal	198,865	21,509	3,400	223,774	35,544	45	316	506	1,142	1,964
Mortgages (1)	188,140	17,854	2,281	208,275	9,843	-	88	61	271	420
Credit cards	3,742	2,022	140	5,904	17,284	-	76	207	93	376
Other personal	6,983	1,633	979	9,595	8,417	45	152	238	778	1,168
Wholesale	149,721	16,382	2,163	168,266	91,934	4,435	393	470	818	1,681
Property	27,316	3,270	621	31,207	13,861	344	102	98	198	398
Financial institutions (2)	56,105	966	16	57,087	20,765	1,456	44	15	7	66
Sovereign	2,610	1	22	2,633	227	-	13	1	2	16
Corporate	63,690	12,145	1,504	77,339	57,081	2,635	234	356	611	1,201
Of which:
Agriculture	3,851	1,011	90	4,952	950	21	19	35	34	88
Airlines and aerospace	1,525	454	3	1,982	1,788	178	4	7	2	13
Automotive	7,223	1,008	76	8,307	3,844	103	18	18	26	62
Building materials	1,204	282	72	1,558	1,475	72	6	9	8	23
Chemicals	354	62	4	420	785	13	1	9	1	11
Industrials	2,269	543	70	2,882	2,896	148	10	18	23	51
Land transport and logistics	4,231	578	61	4,870	3,025	184	11	14	18	43
Leisure	4,394	2,245	288	6,927	1,887	145	31	74	91	196
Mining and metals	241	32	4	277	545	7	-	-	4	4
Oil and gas	915	125	27	1,067	1,959	237	3	2	29	34
Power utilities	5,604	418	40	6,062	8,257	554	13	13	24	50
Retail	5,846	1,318	224	7,388	4,717	429	23	35	118	176
Shipping	207	35	3	245	71	31	-	1	2	3
Water and waste	3,536	173	13	3,722	1,904	84	4	5	4	13
Total	348,586	37,891	5,563	392,040	127,478	4,480	709	976	1,960	3,645

(1)	As at 31 March 2024, £138.1 billion, 67.0%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2023 – £140.8 billion, 67.6%). Of which, 44.6% were rated as EPC A to C (31 December 2023 – 44.1%).
(2)	Includes transactions, such as securitisations, where the underlying assets may be in other sectors.

NatWest Group - Form 6-K Q1 Results 2024	24

Risk and capital management

Capital, liquidity and funding risk

Introduction

NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2023

CET1 ratio 13.5% (as at 31 December 2023 – 13.4%)	Total RWAs £186.3bn (as at 31 December 2023 – £183.0bn)

The CET1 ratio increased by 10 basis points to 13.5%. The increase in the CET1 ratio was due to a £0.6 billion increase in CET1 capital, partially offset by a £3.3 billion increase in RWAs.

The CET1 capital increase was mainly driven by an attributable profit for ordinary shareholders of £0.9 billion partially offset by a foreseeable ordinary dividend accrual of £0.4 billion.

Total RWAs increased by £3.3 billion to £186.3 billion mainly reflecting:

–       an increase in credit risk RWAs of £1.7 billion, primarily due to drawdowns and new facilities within Commercial & Institutional in addition to an increase in unsecured lending within Retail Banking. There was also an increase in IRB Temporary Model Adjustment related to mortgages within Retail Banking.

–       an increase in operational risk RWAs of £1.6 billion following the annual recalculation and higher income compared to 2020.

UK leverage ratio 5.1% (as at 31 December 2023 – 5.0%)	LCR 151% (as at 31 December 2023 – 144%)
The leverage ratio increased by 10 basis points to 5.1% mainly due to a £0.6 billion increase in Tier 1 capital while the leverage exposure remained static during the period.

The Liquidity Coverage Ratio (LCR) increased to 151%, during the quarter driven by increased issuance and customer deposits coupled with replacement of the Cash Ratio Deposit scheme with a Bank of England Levy.

NatWest Group - Form 6-K Q1 Results 2024	25

Risk and capital management

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.8%	2.4%	3.2%
Minimum Capital Requirements	6.3%	8.4%	11.2%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.5%	n/a	n/a
Overall capital requirement	10.5%	12.6%	15.4%
Capital ratios at 31 March 2024	13.5%	15.5%	18.8%
Headroom (3,4)	3.0%	2.9%	3.4%

(1)	The UK countercyclical capital buffer (CCyB) rate is currently being maintained at 2%. The rate may vary in either direction in the future, depending on how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rates set in those jurisdictions.
(2)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.
(4)	Headroom as at 31 December 2023 was CET1 2.9%, Total Tier 1 2.9% and Total Capital 3.0%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)	The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB.

NatWest Group - Form 6-K Q1 Results 2024	26

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios

The tables below set out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the UK CRR therefore capital and leverage ratios are being presented under these frameworks on a transitional basis.

	31 March	31 December
	2024	2023
Capital adequacy ratios (1)%		%
CET1	13.5	13.4
Tier 1	15.5	15.5
Total	18.8	18.4

Capital	£m	£m
Tangible equity	26,360	25,653

Prudential valuation adjustment	(249)	(279)
Deferred tax assets	(919)	(979)
Own credit adjustments	16	(10)
Pension fund assets	(160)	(143)
Cash flow hedging reserve	1,944	1,899
Foreseeable ordinary dividends	(1,380)	(1,013)
Adjustment for trust assets (2)	(365)	(365)
Foreseeable charges	(253)	(525)
Adjustments under IFRS 9 transitional arrangements	74	202
Total regulatory adjustments	(1,292)	(1,213)

CET1 capital	25,068	24,440

Additional AT1 capital	3,875	3,875
Tier 1 capital	28,943	28,315

End-point Tier 2 capital	6,037	5,317
Tier 2 capital	6,037	5,317

Total regulatory capital	34,980	33,632

Risk-weighted assets
Credit risk	149,313	147,598
Counterparty credit risk	7,709	7,830
Market risk	7,452	7,363
Operational risk	21,821	20,198
Total RWAs	186,295	182,989

(1)	Based on current PRA rules, includes the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 31 March 2024 was £0.1 billion for CET1 capital, £24 million for total capital and £3 million RWAs (31 December 2023 - £0.2 billion CET1 capital, £54 million total capital and £17 million RWAs). Excluding this adjustment, the CET1 ratio would be 13.4% (31 December 2023 – 13.2%). Tier 1 capital ratio would be 15.5% (31 December 2023 – 15.4%) and the Total capital ratio would be 18.8% (31 December 2023 – 18.4%).
(2)	Prudent deduction in respect of agreement with the pension fund.

NatWest Group - Form 6-K Q1 Results 2024	27

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

	31 March	31 December
	2024	2023
Leverage	£m	£m
Cash and balances at central banks	116,916	104,262
Trading assets	50,277	45,551
Derivatives	68,133	78,904
Financial assets	434,344	439,449
Other assets	26,974	23,605
Assets of disposal groups	808	902
Total assets	697,452	692,673
Derivatives
- netting and variation margin	(67,625)	(79,299)
- potential future exposures	17,064	17,212
Securities financing transactions gross up	1,645	1,868
Other off balance sheet items	51,260	50,961
Regulatory deductions and other adjustments	(20,028)	(16,043)
Claims on central banks	(113,504)	(100,735)
Exclusion of bounce back loans	(3,433)	(3,794)
UK leverage exposure	562,831	562,843
UK leverage ratio (%) (1)	5.1	5.0

(1)	The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.1% (31 December 2023 – 5.0%).

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the three months ended 31 March 2024. It is presented on a transitional basis based on current PRA rules.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2023	24,440	3,875	5,317	33,632
Attributable profit for the period	918	-	-	918
Foreseeable ordinary dividends	(367)	-	-	(367)
Foreign exchange reserve	(32)	-	-	(32)
FVOCI reserve	26	-	-	26
Own credit	26	-	-	26
Share capital and reserve movements in respect of employee share schemes	68	-	-	68
Goodwill and intangibles deduction	16	-	-	16
Deferred tax assets	60	-	-	60
Prudential valuation adjustments	30	-	-	30
Net dated subordinated debt instruments	-	-	764	764
Foreign exchange movements	-	-	(4)	(4)
Adjustment under IFRS 9 transitional arrangements	(128)	-	-	(128)
Other movements	11	-	(40)	(29)
At 31 March 2024	25,068	3,875	6,037	34,980

–	For CET1 movements refer to the key points on page 25.

–	Tier 2 instrument movements include £0.8 billion in relation to $1.0 billion 6.475% Fixed to Fixed Reset Tier 2 Notes 2034 issued in March 2024, partially offset by amortisation and foreign exchange movements.

–	Within Tier 2, there was also a decrease in the Tier 2 surplus provisions.

NatWest Group - Form 6-K Q1 Results 2024	28

Risk and capital management

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the period, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2023	147.6	7.8	7.4	20.2	183.0
Foreign exchange movement	(0.1)	-	-	-	(0.1)
Business movement	1.6	(0.1)	0.2	1.6	3.3
Risk parameter changes	(0.1)	-	-	-	(0.1)
Model updates	0.3	-	(0.1)	-	0.2
At 31 March 2024	149.3	7.7	7.5	21.8	186.3

The table below analyses segmental RWAs.

					Total
	Retail	Private	Commercial &	Central items	NatWest
	Banking	Banking	Institutional	& other (1)	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2023	61.6	11.2	107.4	2.8	183.0
Foreign exchange movement	-	-	(0.1)	-	(0.1)
Business movement	0.7	0.1	2.7	(0.2)	3.3
Risk parameter changes	-	-	(0.1)	-	(0.1)
Model updates	0.2	-	-	-	0.2
At 31 March 2024	62.5	11.3	109.9	2.6	186.3

Credit risk	54.0	9.7	83.5	2.1	149.3
Counterparty credit risk	0.3	0.1	7.3	-	7.7
Market risk	0.1	-	7.4	-	7.5
Operational risk	8.1	1.5	11.7	0.5	21.8
Total RWAs	62.5	11.3	109.9	2.6	186.3

(1)	£1.0 billion of Central items & other relates to Ulster Bank RoI.

Total RWAs increased by £3.3 billion to £186.3 billion during the period mainly reflecting:

–	An increase in business movements totalling £3.3 billion, primarily driven by increased drawdowns and new facilities within Commercial & Institutional in addition to increased RWAs following the annual recalculation of operational risk due to higher income when compared to 2020.

–	A decrease in risk parameter changes of £0.1 billion, reflecting customers moving into default within Commercial & Institutional which is partially offset by PD deterioration within Commercial & Institutional.

–	An increase in model updates of £0.2 billion reflecting an increase in IRB Temporary Model Adjustment related to mortgages within Retail Banking.

Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises of assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets.

	Liquidity value
	31 March 2024	31 December 2023
	NatWest	NatWest
	Group (1)	Group
	£m	£m
Cash and balances at central banks	112,774	99,855
High quality government/MDB/PSE and GSE bonds (2)	32,581	36,250
Extremely high quality covered bonds	4,113	4,164
LCR level 1 Eligible Assets	149,468	140,269
LCR level 2 Eligible Assets (3)	8,949	7,796
Primary liquidity (HQLA) (4)	158,417	148,065
Secondary liquidity	70,786	74,722
Total liquidity value	229,203	222,787

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (NWB Plc, RBS plc and Coutts & Co), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited and NatWest Markets N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)	Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(3)	Includes Level 2A and Level 2B.
(4)	High-quality liquid assets abbreviated to HQLA.

NatWest Group - Form 6-K Q1 Results 2024	29

Condensed consolidated income statement

for the period ended 31 March 2024 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2024	2023	2023
	£m	£m	£m
Interest receivable	6,055	5,955	4,501
Interest payable	(3,404)	(3,317)	(1,599)
Net interest income	2,651	2,638	2,902
Fees and commissions receivable	770	770	740
Fees and commissions payable	(177)	(169)	(157)
Trading income	129	185	333
Other operating income	102	113	58
Non-interest income	824	899	974
Total income	3,475	3,537	3,876
Staff costs	(1,062)	(977)	(1,040)
Premises and equipment	(293)	(308)	(286)
Other administrative expenses	(424)	(618)	(450)
Depreciation and amortisation	(273)	(251)	(212)
Operating expenses	(2,052)	(2,154)	(1,988)
Profit before impairment losses	1,423	1,383	1,888
Impairment losses	(93)	(126)	(70)
Operating profit before tax	1,330	1,257	1,818
Tax (charge)/credit	(339)	5	(512)
Profit from continuing operations	991	1,262	1,306
(Loss)/profit from discontinued operations, net of tax	(4)	26	35
Profit for the period	987	1,288	1,341

Attributable to:
Ordinary shareholders	918	1,229	1,279
Paid-in equity holders	60	60	61
Non-controlling interests	9	(1)	1
	987	1,288	1,341

Earnings per ordinary share - continuing operations	10.5p	13.6p	12.8p
Earnings per ordinary share - discontinued operations	-	0.3p	0.4p
Total earnings per share attributable to ordinary shareholders - basic	10.5p	13.9p	13.2p
Earnings per ordinary share - fully diluted continuing operations	10.4p	13.6p	12.8p
Earnings per ordinary share - fully diluted discontinued operations	-	0.3p	0.4p
Total earnings per share attributable to ordinary shareholders - fully diluted	10.4p	13.9p	13.2p

NatWest Group - Form 6-K Q1 Results 2024	30

Condensed consolidated statement of comprehensive income

for the period ended 31 March 2024 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2024	2023	2023
	£m	£m	£m
Profit for the period	987	1,288	1,341
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(36)	(175)	(39)
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	(23)	(12)	(6)
Fair value through other comprehensive income (FVOCI) financial assets	(13)	(19)	43
Tax	31	59	(2)
	(41)	(147)	(4)
Items that do qualify for reclassification
FVOCI financial assets	45	(16)	40
Cash flow hedges	(66)	1,416	298
Currency translation	(25)	(218)	(59)
Tax	3	(345)	(98)
	(43)	837	181
Other comprehensive (loss)/income after tax	(84)	690	177
Total comprehensive income for the period	903	1,978	1,518

Attributable to:
Ordinary shareholders	834	1,919	1,456
Paid-in equity holders	60	60	61
Non-controlling interests	9	(1)	1
	903	1,978	1,518

NatWest Group - Form 6-K Q1 Results 2024	31

Condensed consolidated balance sheet as at 31 March 2024 (unaudited)

	31 March	31 December
	2024	2023
	£m	£m
Assets
Cash and balances at central banks	116,916	104,262
Trading assets	50,277	45,551
Derivatives	68,133	78,904
Settlement balances	10,724	7,231
Loans to banks - amortised cost	6,051	6,914
Loans to customers - amortised cost	378,010	381,433
Other financial assets	50,283	51,102
Intangible assets	7,598	7,614
Other assets	8,652	8,760
Assets of disposal groups	808	902
Total assets	697,452	692,673

Liabilities
Bank deposits	21,614	22,190
Customer deposits	432,793	431,377
Settlement balances	10,758	6,645
Trading liabilities	56,696	53,636
Derivatives	61,689	72,395
Other financial liabilities	61,340	55,089
Subordinated liabilities	6,487	5,714
Notes in circulation	3,289	3,237
Other liabilities	4,898	5,202
Total liabilities	659,564	655,485

Equity
Ordinary shareholders' interests	33,958	33,267
Other owners' interests	3,890	3,890
Owners' equity	37,848	37,157
Non-controlling interests	40	31
Total equity	37,888	37,188
Total liabilities and equity	697,452	692,673

NatWest Group - Form 6-K Q1 Results 2024	32

Condensed consolidated statement of changes in equity

for the period ended 31 March 2024 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves (1)	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	12,848	3,890	10,645	9,774	37,157	31	37,188
Profit attributable to ordinary shareholders and other equity owners
- continuing operations			982		982	9	991
- discontinued operations			(4)		(4)	-	(4)
Other comprehensive income
- Realised gains in period on FVOCI equity shares			1	(1)	-		-
- Remeasurement of retirement benefit schemes			(36)		(36)		(36)
- Changes in fair value of financial liabilities designated at FVTPL due to changes in credit risk			(23)		(23)		(23)
- Unrealised gains: FVOCI				30	30		30
- Amounts recognised in equity: cash flow hedges				(499)	(499)		(499)
- Foreign exchange reserve movement				(25)	(25)	-	(25)
- Amount transferred from equity to earnings				435	435		435
- Tax			25	9	34		34
Paid-in equity dividends paid			(60)		(60)		(60)
Shares repurchased during the period (2)	-		(235)		(235)		(235)
Share-based payments	71		21		92		92
At 31 March 2024	12,919	3,890	11,316	9,723	37,848	40	37,888

							31 March
							2024
Attributable to:							£m
Ordinary shareholders							33,958
Paid-in equity holders							3,890
Non-controlling interests							40
							37,888
*Other reserves consist of:
Merger reserve							10,881
FVOCI reserve							(23)
Cash flow hedging reserve							(1,944)
Foreign exchange reserve							809
							9,723

(1)	Share capital and statutory reserves includes share capital, share premium, capital redemption reserve and own shares held.
(2)	NatWest Group plc repurchased and cancelled 100.19 million shares for a total consideration of £225.53 million excluding fees in Q1 2024 as part of the On Market Share Buyback Programme; additionally, 2.25 million shares repurchased in December 2023 for a total consideration of £4.93 million excluding fees were settled and cancelled in January 2024. Of the 100.19 million shares bought back, 0.64 million shares were settled and cancelled in April 2024. The nominal value of the share cancellations has been transferred to the capital redemption reserve.

NatWest Group - Form 6-K Q1 Results 2024	33

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2023 Annual Report on Form 20-F. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

Amendments to IFRS effective from 1 January 2024 had no material effect on the condensed consolidated financial statements.

2. Litigation and regulatory matters

NatWest Group plc’s 2023 Annual Report on Form 20-F, issued on 16 February 2024, included disclosures about NatWest Group's litigation and regulatory matters in Note 26. Set out below are the material developments in those matters (all of which have been previously disclosed) since publication of the 2023 Annual Report on Form 20-F.

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of USD LIBOR. In March 2024, NatWest Group companies reached an agreement in principle, subject to documentation and court approval, to settle the USD LIBOR class action that asserts claims on behalf of lenders who made LIBOR based loans. In April 2024, NatWest Group companies reached an agreement, subject to court approval, to settle the USD LIBOR class action that asserts claims on behalf of persons who transacted futures and options on exchanges. The settlement amounts are covered in full by existing provisions.

FX litigation

NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business. In February 2024, NWM Plc executed an agreement to settle the claim in the Tel Aviv District Court in Israel, subject to court approval. The settlement amount is covered in full by an existing provision.

Government securities antitrust litigation

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by various European central banks. In March 2024, NatWest Group companies reached an agreement in principle, subject to final documentation and court approval, to settle the class action. The settlement amount is covered in full by an existing provision.

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities. In March 2024, NatWest Group companies reached an agreement in principle, subject to documentation and court approval, to settle the class action. The settlement amount is covered in full by an existing provision.

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a sovereign wealth fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. The claimant seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court’s jurisdiction to hear the claim, and a hearing took place in February 2024. In March 2024, the court granted that application. The claimant has filed a Notice of Appeal.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NWM Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

NatWest Group - Form 6-K Q1 Results 2024	34

Notes continued

3. Related party transactions

The UK Government’s shareholding in NatWest Group plc is managed by UK Government Investments Limited, a company wholly owned by the UK Government. At 31 March 2024 HM Treasury’s holding in NatWest Group plc’s ordinary shares was 29.82% (31 December 2023 - 37.97%). As a result, the UK Government through HM Treasury is no longer the controlling shareholder of NatWest Group plc as per UK listing rules. The UK Government and UK Government-controlled bodies remain related parties of the NatWest Group. We are supporting the UK Government plans for a possible retail offer of its shareholding.

4. Post balance sheet events

As part of the ongoing on-market share buyback programme, NatWest Group plc has repurchased and cancelled a further 15.5 million shares since 31 March 2024 for a total consideration (excluding fees) of £42.4 million.

Other than as disclosed there have been no significant events between 31 March 2024 and the date of approval of these accounts that would require a change to or additional disclosure in the condensed consolidated financial statements.

Additional information

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2024.

As at 31 March 2024 £m
Share capital - allotted, called up and fully paid
Ordinary shares of £1	9,574
Retained income and other reserves	28,274
Owners’ equity	37,848

NatWest Group indebtedness
Trading liabilities - debt securities in issue	546
Other financial liabilities – debt securities in issue	59,730
Subordinated liabilities	6,487
Total indebtedness	66,763
Total capitalisation and indebtedness	104,611

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 31 March 2024.

NatWest Group - Form 6-K Q1 Results 2024	35

Appendix

Non-IFRS financial measures

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority guidance or non-GAAP financial measures in accordance with SEC regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and should not be considered in isolation. A reconciliation to the closest IFRS measure is presented where appropriate.

1. Total income excluding notable items

Total income excluding notable items is calculated as total income less notable items.

The exclusion of notable items aims to remove the impact of one-offs and other volatile items which may distort period-on-period comparisons.

	Quarter ended
	31 March	31 December	31 March
	2024	2023	2023
	£m	£m	£m
Continuing operations
Total income	3,475	3,537	3,876
Less notable items
Commercial & Institutional
Own credit adjustments (OCA)	(5)	(5)	6
Tax interest on prior periods	-	3	-
Central items & other
Liquidity Asset Bond sale losses	-	(10)	(13)
Share of associate profits/(losses) for Business Growth Fund	7	1	(12)
Interest and FX risk management derivatives not in accounting hedge relationships	59	(21)	75
FX recycling gains	-	162	-
Tax interest on prior periods	-	(35)	-
	61	95	56
Total income excluding notable items	3,414	3,442	3,820

NatWest Group - Form 6-K Q1 Results 2024	37

Non-IFRS financial measures continued

2. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

	Quarter ended
	31 March 2024
	Litigation and	Other	Statutory
	conduct	operating	operating
	costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	15	1,047	1,062
Premises and equipment	-	293	293
Other administrative expenses	9	415	424
Depreciation and amortisation	-	273	273
Total	24	2,028	2,052

	Quarter ended
	31 December 2023
	Litigation and	Other	Statutory
	conduct	operating	operating
	costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	16	961	977
Premises and equipment	-	308	308
Other administrative expenses	97	521	618
Depreciation and amortisation	-	251	251
Total	113	2,041	2,154

	Quarter ended
	31 March 2023
	Litigation and	Other	Statutory
	conduct	operating	operating
	costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	14	1,026	1,040
Premises and equipment	-	286	286
Other administrative expenses	42	408	450
Depreciation and amortisation	-	212	212
Total	56	1,932	1,988

NatWest Group - Form 6-K Q1 Results 2024	38

Non-IFRS financial measures continued

3. Cost:income ratio (excl. litigation and conduct)

The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income.

Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons. The calculation of the cost:income ratio (excl. litigation and conduct) is shown below, along with a comparison to cost:income ratio calculated using operating expenses.

					Total
	Retail	Private	Commercial &	Central items	NatWest
	Banking	Banking	Institutional	& other	Group
Quarter ended 31 March 2024	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	773	181	1,051	47	2,052
Less litigation and conduct costs	(6)	(1)	(31)	14	(24)
Other operating expenses	767	180	1,020	61	2,028

Total income	1,325	208	1,859	83	3,475

Cost:income ratio	58.3%	87.0%	56.5%	nm	59.1%
Cost:income ratio (excl. litigation and conduct)	57.9%	86.5%	54.9%	nm	58.4%

Quarter ended 31 December 2023
Continuing operations
Operating expenses	681	206	1,092	175	2,154
Less litigation and conduct costs	(34)	2	(78)	(3)	(113)
Other operating expenses	647	208	1,014	172	2,041

Total income	1,369	209	1,832	127	3,537

Cost:income ratio	49.7%	98.6%	59.6%	nm	60.9%
Cost:income ratio (excl. litigation and conduct)	47.3%	99.5%	55.3%	nm	57.7%

Quarter ended 31 March 2023
Continuing operations
Operating expenses	696	155	1,003	134	1,988
Less litigation and conduct costs	(3)	(3)	(44)	(6)	(56)
Other operating expenses	693	152	959	128	1,932

Total income	1,604	296	1,953	23	3,876

Cost:income ratio	43.4%	52.4%	51.4%	nm	51.3%
Cost:income ratio (excl. litigation and conduct)	43.2%	51.4%	49.1%	nm	49.8%

4. NatWest Group return on tangible equity

Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners equity and average intangible assets.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. A reconciliation is shown below including a comparison to the nearest GAAP measure: return on equity. This comprises profit attributable to ordinary shareholders divided by average total equity.

	Quarter ended or as at
	31 March	31 December	31 March
	2024	2023	2023
NatWest Group return on tangible equity	£m	£m	£m
Profit attributable to ordinary shareholders	918	1,229	1,279
Annualised profit attributable to ordinary shareholders	3,672	4,916	5,116

Average total equity	37,490	36,134	37,195
Adjustment for average other owners' equity and intangible assets	(11,684)	(11,686)	(11,319)
Adjusted total tangible equity	25,806	24,448	25,876

Return on equity	9.8%	13.6%	13.8%
Return on tangible equity	14.2%	20.1%	19.8%

NatWest Group - Form 6-K Q1 Results 2024	39

Non-IFRS financial measures continued

5. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity.

This measure shows the return generated by operating segments on equity deployed.

	Quarter ended or as at
	Retail	Private	Commercial &
Quarter ended 31 March 2024	Banking	Banking	Institutional
Operating profit (£m)	489	33	769
Paid-in equity cost allocation (£m)	(16)	(4)	(40)
Adjustment for tax (£m)	(132)	(8)	(182)
Adjusted attributable profit (£m)	341	21	547
Annualised adjusted attributable profit (£m)	1,362	84	2,187
Average RWAe (£bn)	61.7	11.2	109.0
Equity factor	13.4%	11.2%	13.8%
Average notional equity (£bn)	8.3	1.3	15.0
Return on equity	16.5%	6.7%	14.6%

Quarter ended 31 December 2023
Operating profit (£m)	585	(2)	725
Paid-in equity cost allocation (£m)	(12)	(6)	(40)
Adjustment for tax (£m)	(160)	2	(171)
Adjusted attributable profit (£m)	413	(6)	514
Annualised adjusted attributable profit (£m)	1,650	(23)	2,055
Average RWAe (£bn)	60.5	11.4	109.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	8.2	1.3	15.3
Return on equity	20.2%	(1.8%)	13.5%

Quarter ended 31 March 2023
Operating profit (£m)	794	133	994
Paid-in equity cost allocation (£m)	(15)	(5)	(44)
Adjustment for tax (£m)	(218)	(36)	(238)
Adjusted attributable profit (£m)	561	92	713
Annualised adjusted attributable profit (£m)	2,244	369	2,850
Average RWAe (£bn)	55.4	11.2	104.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.5	1.3	14.6
Return on equity	30.0%	28.5%	19.5%

6. Net interest margin and average interest earning assets (IEA)

Net interest margin is net interest income, as a percentage of average IEA.

NatWest Group has previously reported Bank net interest margin, calculated as net interest income as a percentage of average IEA, excluding the liquid asset buffer. Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due.

Bank net interest margin is a less relevant measure now that interest rates have increased. Going forward we will report net interest margin as net interest income as a percentage of average IEA, which we see as a more useful measure of how we manage spreads between our interest earning assets, including the liquid asset buffer, and interest bearing liabilities.

Average IEA are average IEA of the banking business of NatWest Group. This primarily consists of cash and balances at central banks, loans to banks, loans to customers and other financial assets mostly comprising of debt securities. Average IEA shows the average asset base generating interest over the period and is used in the calculation of net interest margin.

NatWest Group - Form 6-K Q1 Results 2024	40

Non-IFRS financial measures continued

7. Tangible net asset value (TNAV) per ordinary share

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. A reconciliation is shown below including a comparison to the nearest GAAP measure: net asset value (NAV) per ordinary share. This comprises ordinary shareholders’ interests divided by the number of ordinary shares in issue.

	Quarter ended or as at
	31 March	31 December	31 March
	2024	2023	2023
Ordinary shareholders’ interests (£m)	33,958	33,267	33,817
Less intangible assets (£m)	(7,598)	(7,614)	(7,171)
Tangible equity (£m)	26,360	25,653	26,646

Ordinary shares in issue (millions) (1)	8,727	8,792	9,581

NAV per ordinary share (pence)	389p	378p	353p
TNAV per ordinary share (pence)	302p	292p	278p

(1)	The number of ordinary shares in issue excludes own shares held.

8. Customer deposits excluding central items

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits.

Central items & other includes Treasury repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland. These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

	As at
	31 March	31 December	31 March
	2024	2023	2023
	£bn	£bn	£bn
Customer deposits	432.8	431.4	430.5
Less Central items & other	(12.8)	(12.3)	(8.7)
Customer deposits excluding central items	420.0	419.1	421.8

NatWest Group - Form 6-K Q1 Results 2024	41

Non-IFRS financial measures continued

9. Net loans to customers excluding central items

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers.

Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland. This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

	As at
	31 March	31 December	31 March
	2024	2023	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost)	378.0	381.4	374.2
Less Central items & other	(21.0)	(25.8)	(21.8)
Net loans to customers excluding central items	357.0	355.6	352.4

10. Loan:deposit ratio (excl. repos and reverse repos)

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net loans to customer held at amortised cost excluding reverse repos divided by customer deposits excluding repos. This is a common metric used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. A reconciliation is shown below including a comparison to the nearest GAAP measure: loan:deposit ratio. This is calculated as net loans to customers held at amortised cost divided by customer deposits.

	As at
	31 March	31 December	31 March
	2024	2023	2023
	£m	£m	£m
Net loans to customers - amortised cost	378,010	381,433	374,214
Less reverse repos	(23,120)	(27,117)	(21,743)
Loans to customers - amortised cost (excl. reverse repos)	354,890	354,316	352,471

Customer deposits	432,793	431,377	430,537
Less repos	(11,437)	(10,844)	(5,989)
Customer deposits (excl. repos)	421,356	420,533	424,548

Loan:deposit ratio	87%	88%	87%
Loan:deposit ratio (excl. repos and reverse repos)	84%	84%	83%

11. Loan impairment rate

Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.

	Quarter ended or as at
	31 March	31 December	31 March
	2024	2023	2023
Loan impairment charge/(release) (£m)	93	126	70
Annualised loan impairment charge/(release) (£m)	372	504	280

Gross customer loans (£bn)	381.6	385.0	377.6

Loan impairment rate	10bps	13bps	7bps

NatWest Group - Form 6-K Q1 Results 2024	42

Non-IFRS financial measures continued

12. Funded assets

Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

	As at
	31 March	31 December	31 March
	2024	2023	2023
	£m	£m	£m
Total assets	697,452	692,673	695,624
Less derivative assets	(68,133)	(78,904)	(79,420)
Funded assets	629,319	613,769	616,204

13. AUMA

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking segment. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking, and for which Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.

This measure is tracked and reported as the amount of funds that we manage or administer directly impacts the level of investment income that we receive.

14. AUM net flows

AUM net flows refers to client cash inflows and outflows relating to investment products (this can include transfers from savings accounts). AUM net flows excludes the impact of European Economic Area (EEA) resident client outflows following the UK’s exit from the EU and Russian client outflows since Q1 2022.

AUM net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Retail Banking, Private Banking and Commercial & Institutional Banking.

15. Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities.

Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

16. Third party rates

Third party customer asset rate is calculated as interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

These metrics help investors better understand our net interest margin and interest rate sensitivity.

17. Climate and sustainable funding and financing

The climate and sustainable funding and financing metric is used by NatWest Group to measure the level of support it provides customers, through lending products and underwriting activities, to help in their transition towards a net zero, climate resilient and sustainable economy. We have a target to provide £100 billion of climate and sustainable funding and financing between the 1 of July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for residential properties with EPC ratings A and B between 1 January 2023 and the end of 2025.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group - Form 6-K Q1 Results 2024	43

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray

Group Chief Financial Officer

26 April 2024